NISOURCE INC.

801 East 86th Avenue

Merrillville, Indiana 46410

November 9, 2018

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NiSource Inc.
Registration Statement on Form S-1 (File No. 333-224874)

Ladies and Gentlemen:

The undersigned, NiSource Inc. (the “Company”), pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby requests that the Commission grant acceleration of the effectiveness of the Company’s Post-Effective Amendment No. 2 on Form S-3 to the Company’s Registration Statement on Form S-1 (File No. 333-224874) so that it may become effective at 9:00 A.M. Eastern Standard Time on November 14, 2018, or as soon as practicable thereafter.

Very truly yours,
NISOURCE INC.

By:	/s/ John G. Nassos
Name:	John G. Nassos
Title:	Vice President and Corporate Secretary